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                                                               Exhibit (a)(9)



FOR IMMEDIATE RELEASE
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Mallinckrodt Group
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Media Contact:        Barbara Abbett     (314) 854-5230
Investor Contact:     Cole Lannum        (314) 854-5370


MALLINCKRODT ANNOUNCES TENDER OFFER FOR SYNTRO

ST. LOUIS, MO, September 29, 1995--Mallinckrodt Group Inc. (NYSE: MKG) today announced that pursuant to the previously announced merger agreement between its subsidiary, Mallinckrodt Veterinary, Inc., and Syntro Corporation (NASDAQ: SYNT), Mallinckrodt Veterinary Acquisitions, Inc., a wholly-owned subsidiary of Mallinckrodt Veterinary, Inc., today began a tender offer to purchase for cash all outstanding shares of Syntro Corporation common stock at $3.55 per share net. Syntro Corporation is a Kansas City and San Diego based biotechnology company engaged in technology research and in the development, manufacture and commercialization of innovative vaccines for the animal health market.

     The offer will expire at 12:00 midnight EDT, on Friday, October 27, 1995, unless extended.

     The offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares which equals at least a majority of the outstanding shares on a fully diluted basis.
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     The boards of directors of Mallinckrodt Group and Syntro Corporation have unanimously approved the merger agreement.

     Goldman, Sachs & Co. is the Dealer Manager for the offer.